

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2015

Mail Stop 4631

<u>Via E-mail</u>
Donald Allan, Jr.
Senior Vice President
Stanley Black & Decker, Inc.
1000 Stanley Drive
New Britain, Connecticut 06053

      **Re:    Stanley Black & Decker, Inc.**
            **Form 10-K for Fiscal Year Ended January 3, 2015**
            **Filed February 19, 2015**
            **File No. 1-05224**

Dear Mr. Allan:

      We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Terence O'Brien

                         Terence O'Brien
                         Branch Chief
                         Office of Manufacturing and Construction